Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

NexPoint Capital, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	—	—	—

Fees Previously Paid	$1,477,050.742 (1)	$92.70	$136.93 (2)

Total Transaction Valuation	$1,477,050.742 (1)

Total Fees Due for Filing			$0.00

Total Fees Previously Paid			$136.93

Total Fee Offsets			—

Net Fee Due			$0.00

(1)	Calculated as the aggregate book value of 246,586.101 shares in the offer, based on the Net Asset Value Per Share price of $5.99 as of August 18, 2022.
(2)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.